UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Tritium DCFC Limited (the “Company”) announced that on October 27, 2022 it filed a Registration Statement on Form F-1 (the “Registration Statement”) relating in part to the committed equity facility (the “Committed Equity Facility”) entered into by the Company with B. Riley Principal Capital II pursuant to which the Company has the right to sell to B. Riley Principal Capital II up to $75,000,000 of ordinary shares of the Company, no par value (“Ordinary Shares”), subject to certain limitations and conditions set forth in the Ordinary Shares Purchase Agreement (the “Purchase Agreement”) relating to the Committed Equity Facility, from time to time during the term of the Purchase Agreement, as previously disclosed in the Company’s report on Form 6-K filed on September 6, 2022. Sales of the Company’s Ordinary Shares pursuant to the Purchase Agreement and the Registration Statement, and the timing of any sales, are solely at the Company’s discretion depending on factors which may include current market conditions and trading prices, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II.

The Registration Statement registers for offer and resale of up to 11,335,883 Ordinary Shares, which includes (i) up to 11,223,647 Ordinary Shares that we may, in our sole discretion and subject to conditions including those detailed above, elect to sell to B. Riley Principal Capital II, from time to time after the date of this prospectus, pursuant to the Purchase Agreement and (ii) 112,236 Ordinary Shares the Company previously issued to B. Riley Principal Capital II. The Registration Statement was required to be filed pursuant to certain previously disclosed registration rights granted to B. Riley Principal Capital II, and the amount of shares registered on the Registration Statement was based on the 5-day VWAP of our Ordinary Shares at the time the Purchase Agreement was signed.

As a result of current market conditions, the Company does not currently intend to issue shares under the Committed Equity Facility in the immediate future. If current market conditions persist, the Company does not currently intend to issue a substantial portion of the 11,223,647 Ordinary Shares registered on the Registration Statement for offer and resale pursuant to the Committed Equity Facility. In the future, the Company may decide, in its sole discretion, to issue a substantial portion of the Ordinary Shares currently registered under the Registration Statement or register additional Ordinary Shares as market conditions improve or as the Company deems advisable.

The Registration Statement also relates in part to (A) the offer and sale of up to 2,030,840 warrants to purchase Ordinary Shares by certain selling securityholders (such warrants, the “Financing Warrants”) and (B) the issuance by the Company of up to an aggregate of 2,030,840 Ordinary Shares issuable upon exercise of the Financing Warrants and the resale of such Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: October 27, 2022	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer